UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                         SCHEDULE 13G

                           Under the Securities Exchange Act of 1934


                                   Wendy's International, Inc.

                                               Common

                                              95059010

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  95059010  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Sun Banks, Inc. as Parent Holding Company; Trust Company of Georgia as Parent Holding Company; Third National Corporation as Parent Holding Company
      and in various fiduciary capacities.
      58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) _______
                                                          (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    3,685,037
                          ---------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  5,660
                          ---------------------------------------------

EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 4,707,483
                          ---------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      121,139
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,849,922
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.77%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, and BK




                        SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       SCHEDULE 13G
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
- ---------    --------------
             Wendy's International, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
- ---------    -----------------------------------------------
             4288 West Dublin-Granville Road
             P.O. Box 256
             Dublin, Ohio    43017-0256

Item 2(a)    Name of Person Filing:
- ---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for Sun
             Banks, Inc. as Parent Holding Company; Trust Company of Georgia as Parent Holding Company, Third National Corporation as Parent Holding Company and in various fiduciary capacities.

Item 2(b)    Address of Principal Business Office(s):
- ---------    ---------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(c)    Citizenship:
- ---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; Sun Banks, Inc. is a Florida corporation; Trust Company of Georgia is a Georgia corporation; Third National Corporation is a Tennessee corporation.

Item 2(d)    Title of Class of Securities:
- ---------    ----------------------------
             Common

Item 2(e)    CUSIP Number:
- ---------    ------------
             95059010



Item 3       Type of Person:
- ------       --------------
             (b) Bank as defined in section 3(a)(6) of the Act.
             (g) Parent holding company, in accordance with para. 240,13d-
                 1(1)(ii)(H).

Item 4        Ownership:
- ------        ---------

              Amount Beneficially Owned.  4,849,922

              (b) Percent of Class:   4.77%

              (c) Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  3,685,037

                 (ii)  Shared power to vote or to direct the vote:  5,660

                (iii)  Sole power to dispose or to direct the disposition of:
                       4,707,483

                 (iv)  Shared power to dispose or the direct the disposition of: 121,139




Item 5     Ownership of Five Percent or Less of Class:
- ------     ------------------------------------------
           X

Item 6     Ownership of More than 5 Percent of Behalf of Another Person:
- ------     ------------------------------------------------------------

Item 7     Identification and Classification of the Subsidiary Which
- ------     Acquired the Security Being Reported on By the Parent Holding
           Company:
           ------------------------------------------------------------

Item 8     Identification and Classification of Members of the Group:
- ------     ---------------------------------------------------------

Item 9     Notice of Dissolution of Group:
- ------     ------------------------------

Item 10    Certification:
- -------    -------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           Signature:
           ---------
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 26, 1995

SunTrust Banks, Inc.

By        /s/ Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia




SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


September 26, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of less than 5% of the outstanding shares of Wendy's International, Inc. Common Stock.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

c:    Wendy's International, Inc.
      New York Stock Exchange